FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

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Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 3, 2007

Minco Silver announces  assay results of the first 11 holes of the Phase III drilling program on its Fuwan Silver Project located in southwest China. The Phase III drilling program was highly successful and consisted of 30 holes, for a total of 7,009 metres, drilled on the western side of the deposit from section 35 from the West to section 12 to the East.  The program was designed to increase the drill density to 80 metres by 80 metres with numerous assay grades for the first 11 holes far exceeding the previous deposit average estimated by P&E Mining Consultants Inc. in November of 2005 (revised and updated in November of 2006).  The assays results for the first 11 holes are highlighted by hole FW0025 (329.81 g/t silver over 15.35m), hole FW0040 (581.52 g/t silver over 2.90m), hole FW0041 (458.12 g/t silver over 12.15m), hole FW0053 (1,223.75 g/t silver over 3.96m), and hole FW0025 (388.64 g/t silver over 7.54m).

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated April 3, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   April 3, 2007

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	April 3, 2007

NEWS RELEASE

MINCO SILVER ANNOUNCES THE REMAINING ASSAY RESULTS

FROM PHASE III DRILLING ON THE FUWAN SILVER PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to announce the assay results for the remaining 19 holes of the Phase III drilling program on its Fuwan Silver Project located in the Guangdong Province in southeast China. The program consisted of 30 holes, adding 7,509 metres of core drilling, and increases the drill density to 80 metres by 80 metres.  To date, the Company has completed 65 holes for a total of 16,009 metres of core drilling on the project and is expecting to announce a resource upgrade in the near term that incorporates all the data generated from the Phase I, II, and III drill programs.

Zone widths for the remaining 19 holes varied from 0.28 metres to 12.65 metres with silver grades ranging from 56.92 grams per tonne to 1,438.00 grams per tonne.  The assay results are highlighted by hole FW0050 (599.09 g/t silver over 3.01m), hole FW0057 (404.16g/t silver over 3.32m), hole FW0058 (867.20 g/t silver over 1.82m), and hole FW0059 (160.96 g/t silver over 7.85m).

Detailed results for the 19 core drill holes announced today are provided below:

Hole	Section	From (m)	To (m)	Intercept (m)	Average Grade
					Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0036	39	175.80	177.80	2.00	0.32	285.05	0.24	0.99
FW0037	39	117.60	119.60	2.00	0.69	67.00
		121.60	134.25	12.65	0.22	121.11	0.15	1.26
FW0038	0	303.01	304.18	1.17	0.10	81.50
FW0039	35	147.45	154.88	7.43	0.30	139.92	0.10	0.78
		172.65	173.73	1.08	0.13	95.00	0.18	0.22
		195.52	196.70	1.18	0.05	89.00	0.06	0.25
FW0042	31	130.80	134.55	3.75	0.20	123.76	0.02	0.03
		163.83	164.53	0.70	0.06	165.00	0.09	0.30
FW0043	31	198.70	199.20	0.50	0.01	133.50
		242.87	243.15	0.28	0.15	1438.00	0.51	1.74
FW0044	27	205.00	207.30	2.30	0.35	407.22	0.21	0.33
FW0045	23	140.50	147.70	5.50	0.10	56.92	0.03	0.03
FW0046	23	259.34	261.08	1.74	0.29	343.51	0.37	3.24
		275.43	276.66	1.23	0.14	109.00	0.56	1.88
FW0047	No Mineralization
FW0048	15	227.50	245.50	11.10	0.21	99.67	0.16	0.45

FW0050	15	248.37	251.38	3.01	0.24	599.09	0.52	0.72
		281.45	282.57	1.12	0.03	255.00	0.11	0.02
		308.00	309.06	1.06	0.02	160.00	0.24	0.36
FW0052	7	221.40	227.30	3.40	0.08	148.29	0.10	0.03
		245.50	246.10	0.60	0.21	203.00	0.06	0.09
		278.45	279.35	0.90	0.30	444.50	0.11	0.37
FW0054	7	301.56	302.46	0.90	0.13	576.00	3.22	2.66
FW0057	8	80.40	83.65	3.25	0.08	190.98	0.15	0.29
		97.53	98.66	1.13	0.39	463.00	0.99	6.06
		102.35	105.67	3.32	0.17	404.16	0.55	1.41
		119.75	120.70	0.95	0.10	223.50	1.26	0.58
FW0058	12	76.64	78.46	1.82	0.55	867.20	0.76	0.98
		112.72	113.32	0.60	0.05	148.00	1.25	0.10
		135.86	136.75	0.89	0.04	445.00	0.56	1.12
FW0059	23	224.92	233.47	7.85	0.19	160.96	0.23	0.40
		257.37	258.62	1.25	0.02	85.00	0.05	0.16
FW0060	12	176.11	176.69	0.58	0.18	287.50
FW0065	11	262.50	264.50	2.00	0.16	113.80

For convenience, a summary table of all 30 holes of the Phase III program is shown below:

Hole	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0025	115.50	118.90	3.40	0.28	345.18	0.10	0.15
	182.85	198.20	15.35	0.17	329.81	0.52	0.99
FW0036	175.80	177.80	2.00	0.32	285.05	0.24	0.99
FW0037	117.60	119.60	2.00	0.69	67.00
	121.60	134.25	12.65	0.22	121.11	0.15	1.26
FW0038	303.01	304.18	1.17	0.10	81.50
FW0039	147.45	154.88	7.43	0.30	139.92	0.10	0.78
	172.65	173.73	1.08	0.13	95.00	0.18	0.22
	195.52	196.70	1.18	0.05	89.00	0.06	0.25
FW0040	185.00	187.90	2.90	0.13	581.52	0.96	0.54
FW0041	170.25	182.40	12.15	0.57	458.12	0.36	0.68
FW0042	130.80	134.55	3.75	0.20	123.76	0.02	0.03
	163.83	164.53	0.70	0.06	165.00	0.09	0.30
FW0043	198.70	199.20	0.50	0.01	133.50
	242.87	243.15	0.28	0.15	1438.00	0.51	1.74
FW0044	205.00	207.30	2.30	0.35	407.22	0.21	0.33
FW0045	140.50	147.70	5.50	0.10	56.92	0.03	0.03
FW0046	259.34	261.08	1.74	0.29	343.51	0.37	3.24
	275.43	276.66	1.23	0.14	109.00	0.56	1.88
FW0047	No Mineralization
FW0048	227.50	245.50	11.10	0.21	99.67	0.16	0.45
FW0049	230.03	231.03	1.00	0.15	115.00	0.02	0.06
	245.48	246.48	1.00	0.18	240.00	0.13	0.09
FW0050	248.37	251.38	3.01	0.24	599.09	0.52	0.72
	281.45	282.57	1.12	0.03	255.00	0.11	0.02
	308.00	309.06	1.06	0.02	160.00	0.24	0.36
FW0051	321.60	321.85	0.25	0.04	713.00	0.21	0.39

FW0052	221.40	227.30	3.40	0.08	148.29	0.10	0.03
	245.50	246.10	0.60	0.21	203.00	0.06	0.09
	278.45	279.35	0.90	0.30	444.50	0.11	0.37
FW0053	284.29	288.25	3.96	0.22	1223.74	0.98	2.02
	300.55	302.02	1.47	0.10	501.52	0.19	1.14
FW0054	301.56	302.46	0.90	0.13	576.00	3.22	2.66
FW0055	194.89	197.63	2.74	0.17	126.17	0.06	0.25
FW0057	80.40	83.65	3.25	0.08	190.98	0.15	0.29
	97.53	98.66	1.13	0.39	463.00	0.99	6.06
	102.35	105.67	3.32	0.17	404.16	0.55	1.41
	119.75	120.70	0.95	0.10	223.50	1.26	0.58
FW0058	76.64	78.46	1.82	0.55	867.20	0.76	0.98
	112.72	113.32	0.60	0.05	148.00	1.25	0.10
	135.86	136.75	0.89	0.04	445.00	0.56	1.12
FW0059	224.92	233.47	7.85	0.19	160.96	0.23	0.40
	257.37	258.62	1.25	0.02	85.00	0.05	0.16
FW0060	176.11	176.69	0.58	0.18	287.50
FW0061	132.52	133.52	1.00	0.36	112.00	0.06	0.05
	148.00	149.50	1.50	0.04	348.50	1.01	0.17
	178.16	179.24	1.08	0.08	165.50	1.26	4.43
	204.43	207.20	2.77	0.06	386.20	1.66	3.50
	211.45	213.65	2.20	0.07	106.30	0.28	2.35
FW0062	222.24	226.34	4.10	0.34	268.00	0.07	0.21
	230.52	238.06	7.54	0.21	388.64	0.59	1.23
	261.04	264.48	3.44	0.19	233.57	0.28	2.55
	269.06	269.56	0.50	0.07	700.00	3.99	3.76
	284.00	284.58	0.58	0.10	173.75	0.58	1.76
FW0063	188.22	191.22	3.00	0.11	311.33	0.12	0.16
	199.22	200.22	1.00	0.08	308.00	0.18	0.26
FW0064	221.80	237.00	15.20	0.11	130.93	0.14	0.53
FW0065	262.50	264.50	2.00	0.16	113.80

All widths are approximate true widths.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA’s Vancouver lab as an external check.  Reference materials were inserted by Minco staff geologists as a further assay control.  This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.